tns™

File No. 82-4668

05012349

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS-NFO LLC – Company no. FC026107 – Form BR4 Return by an overseas company subject to branch registration of change of directors or secretary or of their particulars.
2. Taylor Nelson Sofres Plc – RNS announcement – Director/PDMR Shareholding – 31 Oct 2005.
3. GI Consulting Limited – Company no. 3318133 – Annual report for the year ended 31 December 2004.
4. Taylor Nelson Sofres International Limited – Company no. 1953112 - Annual report for the year ended 31 December 2004.
5. TNS Overseas Holdings (Alpha) Limited – Company no. 3965470 - Annual report for the year ended 31 December 2004.
6. TNS Overseas Holdings (Beta) Limited – Company no. 3965472 - Annual report for the year ended 31 December 2004.
7. TNS Overseas Holdings (Gamma) Limited – Company no. 3965469 - Annual report for the year ended 31 December 2004.
8. TNS Overseas Holdings (Epsilon) Limited – Company no. 3986121 - Annual report for the year ended 31 December 2004.
9. Opinion Research – Company no. 835544 - Annual report for the year ended 31 December 2004.
10. Taylor Nelson Sofres Services Limited – Company no. 3848002 - Annual report for the year ended 31 December 2004.
11. TNS Field Limited – Company no. 2597974 - Annual report for the year ended 31 December 2004.
12. Specialist People Resources Limited – Company no. 3032722 - Annual report for the year ended 31 December 2004.
13. TNS Sport Limited – Company no. 2824645 - Annual report for the year ended 31 December 2004.
14. Fieldcontrol Limited – Company no. 944187 - Annual report for the year ended 31 December 2004.
15. Scher International Limited – Company no. 2587875 - Annual report for the year ended 31 December 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS-NFO LLC – Company no. FC026107 – Form BR4 Return by an overseas company subject to branch registration of change of directors or secretary or of their particulars.
2. Taylor Nelson Sofres Plc – RNS announcement – Director/PDMR Shareholding – 31 Oct 2005.
3. GI Consulting Limited – Company no. 3318133 – Annual report for the year ended 31 December 2004.
4. Taylor Nelson Sofres International Limited – Company no. 1953112 - Annual report for the year ended 31 December 2004.
5. TNS Overseas Holdings (Alpha) Limited – Company no. 3965470 - Annual report for the year ended 31 December 2004.
6. TNS Overseas Holdings (Beta) Limited – Company no. 3965472 - Annual report for the year ended 31 December 2004.
7. TNS Overseas Holdings (Gamma) Limited – Company no. 3965469 - Annual report for the year ended 31 December 2004.
8. TNS Overseas Holdings (Epsilon) Limited – Company no. 3986121 - Annual report for the year ended 31 December 2004.
9. Opinion Research – Company no. 835544 - Annual report for the year ended 31 December 2004.
10. Taylor Nelson Sofres Services Limited – Company no. 3848002 - Annual report for the year ended 31 December 2004.
11. TNS Field Limited – Company no. 2597974 - Annual report for the year ended 31 December 2004.
12. Specialist People Resources Limited – Company no. 3032722 - Annual report for the year ended 31 December 2004.
13. TNS Sport Limited – Company no. 2824645 - Annual report for the year ended 31 December 2004.
14. Fieldcontrol Limited – Company no. 944187 - Annual report for the year ended 31 December 2004.
15. Scher International Limited – Company no. 2587875 - Annual report for the year ended 31 December 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

Westgate
London
W5 1UA

t +44 208 967 4421
f +44 208 967 1446
adjoa.prempeh@tns-global.com

Adjoa Prempeh
Share Plan Co-ordinator

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

VIA Securicor Diamond

31 October 2005

Dear Sir/Madam

TNS-NFO LLC

Please find enclosed completed and signed form BR4 in respect of change of residential address for Mr David Parry, who is a director for the above-mentioned company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Adjoa

Adjoa Prempeh

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Companies House
— for the record —

SEC MAIL PROCESSING SECTION RECEIVED NOV 03 2005 WASH. D.C. 192

BR4

CHFP000

Please complete in typescript,or in bold black capitals.

Return by an oversea company subject to branch registration of change of directors or secretary or of their particulars

(Pursuant to Schedule 21A, paragraph 7(1) of the Companies Act 1985)

Company number: FC026107 Branch number: BR

Corporate name: TNS - NFO Finance LLC

Branch name (if different):

Resignation, etc.

(This includes any form of ceasing to hold office e.g. death or removal from office)

Date of resignation etc (Day Month Year):

Resignation etc, as director

Resignation etc, as secretary

Please mark the appropriate box. If resignation etc is as a director and secretary mark both boxes

Forenames

Surname

Date of birth (directors only) (Day Month Year):

(See note on page 4)

This return is delivered in respect of all the branches listed on page 4

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Adjoa Prempeh, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA

Tel 0208 967 4421

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for branches registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for branches registered in Scotland **or LP - 4 Edinburgh 2**

(10/03)

Appointment

(Turn to page 3 notify alteration of particulars)

NOTES

Show the full forenames NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential address line.

Give previous forenames or surnames except:
- for a married woman the name before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surnames.

* Voluntary details
\+ Directors only

Please list all other directorships

Give brief particulars of the extent of the powers exercised (e.g. whether they are limited to powers expressly conferred by the instruments of appointment, or whether they are subject to express limitations) where the powers are exercised jointly, give the name(s) of the person(s).

\# Mark as applicable

This return must be delivered to the Registrar within 21 days of the notice being received in Great Britain in due course of post (if despatched with due diligence)

Date of appointment — Day | Month | Year

Appointment of director ☐

Appointment of secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Name *Style/title ____________

Forenames ____________

Surname ____________

* Honours etc ____________

Previous forenames ____________

Previous surname ____________

Usual residential address†† ____________

Post town ____________

County / region ____________

Postcode ____________ Country ____________

☐ †† **Do not** tick this box unless the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

\+ Date of birth — Day | Month | Year

\+ Nationality ____________

\+ Business Occupation ____________

\+ Other directorships ____________

Scope of authority

The extent of the authority to represent the company is (give details)

____

These powers :

\# ☐ May be exercised acting alone

\# ☐ Must be exercised with :- (give names of co-authorised person(s))

____

ALTERATION OF PARTICULARS

(this section is not for appointments or resignations)

Complete this section in all cases where particulars of a serving director / secretary have changed and then the appropriate section below

	Day	Month	Year
Date of change of particulars	24	09	2005

Change of particulars, as director ✓

Change of particulars, as secretary ☐

Please mark the appropriate box. If change of particulars is as a director and secretary mark both boxes

(name previously notified to Companies House)

Forenames David

Surname Parry

	Day	Month	Year
Date of birth (directors only)	25	01	1964

Change of name (enter new name)

Forenames

Surname

Change of usual residential address†† (enter new address) 42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / region

Postcode HP21 7BB Country United Kingdom

☐ †† **Do not** tick this box unless the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Change to authority to act (if applicable)

Give brief particulars of any change in the authority of a director to represent the company, including any alteration to the manner in which existing or new powers may be exercised (e.g. requiring them to be exercised with other persons.)

Nationality

The extent of the authority of the above person to represent the company has been altered to :- (give details)

These powers :

☐ May be exercised alone, or

☐ Must be exercised with : (give names of co-authorised persons)

Mark as applicable

Registration number	Branch name

NOTE:- A return must be delivered in respect of any alteration to the company particulars by each branch of an oversea company. If, however, a company has more than one branch in THE SAME PART of Great Britain, it may deliver only one form in respect of all those branches, provided it completes the table above on this page.

Signature

Signed [signature] **Date** 31/10/2005

* delete as appropriate * director / secretary / permanent representative

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 12:41 Mon, Oct 31 2005 UK Time

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director/PDMR Shareholding		12:38 31 Oct 05		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) see 3 below

....

3. Name of *person discharging managerial responsibilities*

JEAN-MICHEL PORTIER (in accordance with 2 (i) above)

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In relation to 3 above.

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

....

8 State the nature of the transaction

N/A

....

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

....

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

....

13. Price per *share* or value of transaction

N/A

....

14. Date and place of transaction

N/A

....

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

....

16. Date issuer informed of transaction

N/A

....

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28 OCTOBER 2005

....

18. Period during which or date on which it can be exercised

28 OCTOBER 2008

....

19. Total amount paid (if any) for grant of the option

NIL

....

20. Description of *shares* or debentures involved (*class* and number)

ORDINARY SHARES 5 PENCE EACH

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

....

22. Total number of *shares* or debentures over which options held following notification

JEAN-MICHEL PORTIER **125, 000 SHARES**

....

23. Any additional information

The above grants are in relation to conditional awards granted under the 2005 Long Term Incentive Plan.

....

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Date of notification

31 OCTOBER 2005

....

END
END

---

status list

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

VIA Securicor Diamond

26 October 2005

Dear Sir/Madam

Company name	Registered no.
GI Consulting Limited	3318133
Taylor Nelson Sofres International Limited	1953112
TNS Overseas Holdings (Alpha) Limited	3965470
TNS Overseas Holdings (Beta) Limited	3965472
TNS Overseas Holdings (Gamma) Limited	3965469
TNS Overseas Holdings (Epsilon) Limited	3986121

I enclose a copy annual report for the year ended 31 December 2004, in connection with the above-named company in loose-leaf format.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

GI Consulting Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3318133

GI Consulting Limited

Report and accounts

For the year ended 31 December 2004

GI Consulting Limited

Directors' report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company's principal activity is the provision of market information services and market research.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend payment of a dividend (2003: £nil).

3 Directors

The directors of the company during the year to 31 December 2004 were as follows:

A B Cowling
C Prieto
E Williams

4 Directors' interests in shares of the company

Mr Cowling is a director of a parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company. No directors had interests in shares of the company at any time during the year.

5 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

GI Consulting Limited

Directors' report

For the year ended 31 December 2004

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

6 Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
24 October 2005

GI Consulting Limited

Independent auditors' report to the members of GI Consulting Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

GI Consulting Limited

Independent auditors' report to the members of GI Consulting Limited

For the year ended 31 December 2004

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

GI Consulting Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	**2004**	2003
		£	£
Administrative expenses – continuing activities		-	(1,008)
Operating (loss)/profit – continuing activities	2	-	(1,008)
Interest payable	3	-	(87)
Profit/(loss) on ordinary activities before taxation		-	(1,095)
Tax on ordinary activities	6	-	-
Retained profit/(loss) for the financial year		-	(1,095)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profits/losses on ordinary activities before tax and the retained profits/losses stated above, and their historical cost equivalents.

GI Consulting Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Tangible assets	7	-	-
		-	-
Current assets			
Cash at bank and in hand		**6,212**	6,212
		6,212	6,212
Creditors: amounts falling due within one year	8	**(117,121)**	(117,121)
Net current liabilities		**(110,909)**	(110,909)
Net liabilities		**(110,909)**	**(110,909)**
Capital and reserves			
Called up share capital	9	**367,089**	367,089
Profit and loss account	10	**(477,998)**	(477,998)
Equity shareholders' funds	11	**(110,909)**	(110,909)

The financial statements on pages 6 to 13 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

A B Cowling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Tangible fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Computer equipment and software	3 years
Furniture and equipment	5 years

Provisions are made where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Cash flow statement

The company is a small company within the terms of the Companies Act 1985 and has taken advantage of the exemption available to small companies from the requirement to produce a cashflow statement.

1 Principal accounting policies (continued)

Going concern

The financial statements have been prepared on a going concern basis as certain major shareholders have agreed to provide financial support for the forseeable future.

2 Operating profit

Operating profit is after charging:

	2004	2003
	£	£
Auditor's remuneration	-	-
Depreciation of tangible fixed assets	-	-
Profit/(Loss) on foreign exchange differences	-	1,008

Auditors' remuneration in respect of the year ended 31 December 2004 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited).

3 Interest payable

	2004	2003
	£	£
Interest payable on loan from shareholder	-	87

4 Employee information

The average monthly number of persons employed by the company during the year was nil (2003: nil).

5 Directors' remuneration

The directors received no remuneration for their services in the year (2003: £nil).

6 Taxation

The current tax charge for the period is £nil (2003: £nil).

Current tax reconciliation

	2004	2003
	£	£
(Loss)/profit on ordinary activities before tax	-	(1,095)
(Loss)/profit on ordinary activities multiplied by standard rate in the UK 30% (2003: 30%)	-	(329)
Effects of:		
Trading losses carried forward	-	
Trading losses brought forward		329
Current tax charge for the period	-	-

7 Tangible fixed assets

	Computer Equipment and Software	Furniture and Equipment	Total
	£	£	£
Cost			
At 1 January 2004	4,457	1,554	6,011
At 31 December 2004	**4,457**	**1,554**	**6,011**
Depreciation			
At 1 January 2004	4,457	1,554	6,011
Charge for the year	-	-	-
At 31 December 2004	**4,457**	**1,554**	**6,011**
Net book value			
At 31 December 2004	**-**	**-**	**-**
At 31 December 2003	-	-	-

8 Creditors: Amounts falling due within one year

	2004	2003
	£	£
Amounts owed to related parties	**117,121**	117,121
	117,121	117,121

Amounts owed to related parties represent amounts payable to TNS UK Limited and Taylor Nelson Sofres Plc. At the balance sheet date, the Taylor Nelson Sofres group owned 50% of the issued share capital of the company. The only transactions on the loan from shareholder in 2003 relate to interest accrued and exchange movements. The loan from shareholder was repaid in March 2003.

9 Called up share capital

	2004	2003
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
1,000,000 ordinary shares of US $1 each	**606,061**	606,061
	607,061	607,061
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2
600,000 ordinary shares of US $1 each	**367,087**	367,087
	367,089	367,089

10 Reserves

	Profit and loss account
	£
At 1 January 2004	**(477,998)**
Retained profit for the year	**-**
Balance at 31 December 2004	**(477,998)**

11 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Profit/(Loss) for the year	**-**	(1,095)
Opening shareholders' funds	**(110,909)**	(109,814)
Closing shareholders' funds	**(110,909)**	(110,909)

Taylor Nelson Sofres International Limited

Report and accounts

For the year ended

31 December 2004

Reg No 1953112

Taylor Nelson Sofres International Limited

Report and accounts

For the year ended 31 December 2004

Taylor Nelson Sofres International Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company continues to act as an investment holding company. Both the level of business and the year-end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors recommend payment of a dividend of £13,121,547 (2003 - £nil).

3 Directors

The directors who held office during the year are listed below:

M A Kirkham
E F Hoefling (resigned 2 July 2005)
A K Boland

4 Directors and their interests

No directors had any interests in shares of the company at any time during the year.

Mr Kirkham and Mr Boland are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829

5. Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

6. Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Ian Portal
Company Secretary
TNS House
Westgate, London W5 1UA
24 October 2005

Taylor Nelson Sofres International Limited

Independent auditors' report to the members of Taylor Nelson Sofres International Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and related notes which have been prepared under the historical cost convention and the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Taylor Nelson Sofres International Limited (continued)

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

Taylor Nelson Sofres International Limited

Profit and Loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Administration costs		(360)	2,182
Operating (loss) / profit	2	(360)	2,182
Income from fixed asset investments	3	**13,241**	90
Interest receivable and similar income	4	**4,644**	4,199
Interest payable	5	**(4,917)**	(2,705)
Profit on ordinary activities before taxation		**12,608**	3,766
Taxation on profit on ordinary activities	8	**(324)**	-
Profit for the year		**12,284**	3,766
Dividends	9	**(13,121)**	-
Retained (loss) / profit for the year		**(837)**	3,766

Statement of total recognised gains and losses

	2004	2003
	£000	£000
Profit for the year	**12,284**	3,766
Exchange adjustments offset in reserves	**(3,897)**	385
Tax on exchange adjustments offset in reserves	**324**	-
Total recognised gains and losses relating to year	**8,711**	4,151

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.
There were no discontinued activities during the year (2003 - £nil).

Taylor Nelson Sofres International Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Fixed assets			
Investments	10	**696,623**	626,996
Current assets			
Debtors	11	**104**	156
Cash at bank		**589**	4,990
Creditors: amounts falling due within one year			
Bank overdraft		**(8,366)**	-
Other creditors	12	**(635)**	(619)
Net current (liabilities) / assets		**(8,308)**	4,527
Creditors: amounts falling due after more than one year	13	**(405,273)**	(344,071)
Net assets		**283,042**	287,452
Capital and reserves			
Called up share capital	14	**24,215**	24,215
Share premium account	15	**240,912**	240,912
Exchange reserve	15	**(2,830)**	743
Profit and loss account	15	**20,745**	21,582
Equity shareholders' funds	16	**283,042**	287,452

The financial statements on pages 6 to 13 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

Andy Boland

Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared under the historical cost convention.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for foreign exchange differences arising on the re-translation of overseas investments net of differences arising on re-translation of loans used to finance those investments which are dealt with through reserves.

Deferred tax
Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Fixed Asset investments
Fixed asset investments are stated at cost less provision for any impairment in the value of investments.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Basis of preparation
The financial statements present information about the company as an individual undertaking and not about its group. No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres Plc, a company registered in England and Wales.

Going concern

The financial statements have been prepared on a going concern basis as the ultimate parent company has agreed to provide financial support for the forseeable future.

2 Operating profit

Auditors' remuneration in respect of the years ended 31 December 2004 and 31 December 2003 has been borne by a fellow group undertaking, Taylor Nelson UK Ltd (formerly TNS Group Ltd).

3 Income from fixed asset investments

	2004	2003
	£000	£000
Dividends received from subsidiary undertakings	**13,241**	90

4 Interest receivable and similar income

	2004	2003
	£000	£000
Bank interest	49	717
Inter-company loan interest	4,595	3,482
	4,644	4,199

5 Interest payable

	2004	2003
	£000	£000
Bank interest	131	48
Inter-company loan interest	4,786	2,657
	4,917	2,705

6 Employee information

The average monthly number of persons employed by the company during the year was nil (2003: nil).

7 Directors' remuneration

The directors received no remuneration for their services in the year (2003- £nil).

8 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
UK corporation tax on profit for the year	4,296	-
Overseas tax	(3,972)	-
Total current tax	324	-

The tax for the period varies from then the standard rate of corporation tax in the UK (30%) (2003: 30%). The differences are explained below:

	2004	2003
Profit on ordinary activities before tax	12,608	3,766
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	3,782	1,130
Effects of:		
Expenses not deductible for tax purposes	70	95
Group relief	-	(1,220)
Double taxation relief	(3,972)	(5)
Tax losses surrendered to other group companies for nil consideration	444	-
Current tax charge	324	-

9 Dividends

	2004	2003
	£000	£000
Interim dividend	13,121	-
Final dividend	-	-
	13,121	-

10 Fixed asset investments

	Long term loans to group undertakings	Interests in subsidiary undertakings	Total
Cost	£000	£000	£000
At 1 January 2004	256,391	372,099	628,490
Additions	80,815	14	80,829
Foreign exchange adjustment	(4,592)	(6,610)	(11,202)
At 31 December 2004	**332,614**	**365,503**	**698,117**
Provisions against investments			
At 1 January 2004	(698)	(796)	(1,494)
Amounts written off investments	-	-	-
At 31 December 2004	(698)	(796)	(1,494)
Net book value			
At 31 December 2004	**331,916**	**364,707**	**696,623**
At 31 December 2003	255,693	371,303	626,996

In the opinion of the directors the value of the interests in-group undertakings is not less than that stated in the relevant balance sheets. **Loans to other group undertakings are not expected to be repaid in the foreseeable future and attract interest ranging from 3 to 8 %.**

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are set out below.

Subsidiary undertakings	**Country of Incorporation**	**Ownership %**	
		2004	2003
Taylor Nelson Sofres BV	Netherlands	**100**	100
TNS Overseas Holdings (Zeta) Ltd	UK	**26**	26
OBOP	Poland	**60**	60
TNS Nectar Inc	USA	**100**	100
NFO Europe Beteiligungs GmbH	Germany	**100**	100
Tunis Research	Tunisia	**99.88**	99.88
TNS SK sro	Slovakia	**15**	-

Taylor Nelson Sofres BV , Taylor Nelson Overseas Holdings (Zeta) Ltd, TNS Nectar Inc and NFO Europe Beteiligungs GmbH are holding companies. The principal activity of OBOP is the provision of market information.

The other 74% of the share capital of TNS Overseas Holdings (Zeta) Limited is owned by Taylor Nelson Sofres BV.

TNS International acquired 99.88% of share capital of Tunis Research on 28th Nov 2003. The principal activity of Tunis Research is the provision of market information.

TNS International acquired 15% of share capital of TNS SK sro on 9th June 2004. The other 85% of the share capital of TNS SK sro is owned by Taylor Nelson Sofres BV. The principal activity of TNS SK is the provision of market information.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

11 Debtors

	2004	2003
	£000	£000
Other debtors	104	156
	104	156

12 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Bank Overdrafts	8,366	-
Corporation tax	619	619
Accrued and deferred income	16	-
	9,001	619

13 Creditors: Amounts falling due after more than one year

	2004	2003
	£000	£000
Amounts owed to parent undertakings	**123,664**	127,385
Amounts owed to other group undertakings	**281,609**	216,686
	405,273	344,071

Loans from other group undertakings attract interest ranging from 3 to 8 %. Loans from parent undertakings do not attract any interest.

14 Called up share capital

	2004	2003
	£000	£000
Authorised		
100,002,371 (2003: 100,002,371) ordinary shares of £1 each	100,002	100,002
Allotted, called up and fully paid		
24,215,301 (2003: 24,215,301) ordinary shares of £1 each	24,215	24,215

15 Reserves

	Share premium account	Profit and loss account	Exchange reserve	Total
	£000	£000	£000	£000
At 1 January 2004	240,912	21,582	743	263,237
Exchange movement on retranslation of investments	-	-	(11,202)	(11,202)
Exchange movement on retranslation of borrowings	-	-	7,305	7,305
Tax on exchange movements through reserves			324	324
Retained profit for the year	-	(837)	-	(837)
At 31 December 2004	**240,912**	**20,745**	**(2,830)**	**258,827**

16 Reconciliation of movements in shareholders' funds

	2004 £000	2003 £000
Profit for the year	12,284	3,766
Dividends	(13,121)	-
	(837)	3,766
Other recognised gains and losses relating to the year (net)	(3,573)	385
Opening shareholders' funds	287,452	283,301
Closing shareholders' funds	**283,042**	287,452

17 Related party transactions

Taylor Nelson Sofres International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the company is exempt under the terms of FRS 8 from disclosing transactions with companies that are part of the group or investors of the group that qualify as related parties.

18 Guarantees and contingencies

Bank loans and credit facilities of the Taylor Nelson Sofres group have been jointly and severally guaranteed by the company. The maximum liabilities, which could arise under these arrangements, were £460m at the balance sheet date (2003 £490m). At 31 December 2004, amounts outstanding were £388.2m (2003 £400.9m). The shares of Taylor Nelson Sofres BV and Integers Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

19 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Alpha) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 3965470

TNS Overseas Holdings (Alpha) Limited

Report and accounts

For the year ended 31 December 2004

TNS Overseas Holdings (Alpha) Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the year ended 31 December 2004.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year was £nil (2003: £nil). The directors paid a dividend of £1,067,776 (2003: £nil). The retained loss of £1,067,776 (2003: £nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares and shares in Taylor Nelson Sofres plc as set out below.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

I J Portal
Company Secretary
TNS House, Westgate, London W5 1UA
24 October 2005

TNS Overseas Holdings (Alpha) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Alpha) Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Alpha) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Alpha) Limited (continued)

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

TNS Overseas Holdings (Alpha) Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	-
Profit on ordinary activities before taxation		-	-
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	-
Dividends on equity shares paid	6	(1,067,776)	-
Retained loss for the financial year		(1,067,776)	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained loss for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Alpha) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Investments	7	54,640,047	54,640,047
Current assets			
Debtors	8	1,070,677	1,070,677
Current liabilities			
Creditors	9	(1,067,776)	-
Net current assets		2,901	1,070,677
Net assets		54,642,948	55,710,724
Capital and reserves			
Called up share capital	10	200	200
Share premium	11	54,639,847	54,639,847
Profit and loss account	11	2,901	1,070,677
Equity shareholders' funds	12	54,642,948	55,710,724

The financial statements on pages 6 to 12 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

PSK Wright
PSK Wright
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2004 and 31 December 2003 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2004	2003
	£	£
Income from shares in group undertaking	-	-

During the year the company waived its right to receive the 2004 interim dividend of £2,428,007 from its investment in Taylor Nelson Sofres International Limited.

5 Taxation

The current tax charge for the period is £nil (2003: £nil).

Current tax reconciliation

	2004	2003
	£	£
Profit on ordinary activities before tax	-	-
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003: 30%)	-	-
Effects of: Losses surrendered to other group companies for no consideration	-	-
Current tax charge for the period	-	-

6 Dividends

	2004	2003
	£	£
Final dividend paid	1,067,776	-

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2004	**54,640,047**

Investments represent 4,679,413 (2003: 4,679,413) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2004 was 24,215,301 (2003: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2004	2003
	£	£
Amounts owed by group undertaking	1,070,677	1,070,677

9 Creditors

	2004	2003
	£	£
Amounts owed to group undertaking	1,067,776	-

10 Called up share capital

	2004	2003
	£	£
Authorised		
10,000 ordinary share of £1 each	10,000	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	200	200

11 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2004	54,639,847	1,070,677
Retained loss for the year	-	(1,067,776)
At 31 December 2004	54,639,847	2,901

12 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Profit for the year after tax	-	-
Dividends	(1,067,776)	-
Opening shareholders' funds	55,710,724	55,710,724
Closing shareholders' funds	54,642,948	55,710,724

13 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Beta) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 3965472

TNS Overseas Holdings (Beta) Limited

Report and accounts

For the year ended 31 December 2004

TNS Overseas Holdings (Beta) Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the period ended 31 December 2004.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2003: £nil). The directors paid a dividend of £356,867 (2003: £nil). The retained loss of £356,867 (2003: £ nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr E F Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

I J Portal
Company Secretary
TNS House, Westgate, London W5 1UA
24 October 2005

TNS Overseas Holdings (Beta) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Beta) Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

TNS Overseas Holdings (Beta) Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	-
Profit on ordinary activities before taxation		-	-
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	-
Dividends on equity shares paid	6	(356,867)	-
Retained loss for the financial year		(356,867)	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained loss for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Beta) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Investments	7	18,218,618	18,218,618
Current assets			
Debtors	8	359,768	359,768
Current liabilities			
Creditors	9	(356,867)	-
Net current assets		2,901	359,768
Net assets		18,221,519	18,578,386
Capital and reserves			
Called up share capital	10	200	200
Share premium	11	18,218,418	18,218,418
Profit and loss account	11	2,901	359,768
Equity shareholders' funds	12	18,221,519	18,578,386

The financial statements on pages 6 to 12 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2004 and 31 December 2003 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2004

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2004	2003
	£	£
Income from shares in group undertaking	-	-

During the year the company waived its right to receive the 2004 interim dividend of £851,535 from its investment in Taylor Nelson Sofres International Limited.

5 Taxation

The current tax charge for the period is £nil (2003: £nil).

Current tax reconciliation

	2004	2003
	£	£
Profit on ordinary activities before tax	-	-
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003: 30%)	-	-
Effects of: Losses surrendered to other group companies for no consideration	-	-
Current tax charge for the period	-	-

6 Dividends

	2004	2003
	£	£
Final dividend paid	356,867	-

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2004	18,218,618

Investments represent 1,571,475 (2003:1,571,475) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2004 was 24,215,301 (2003: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2004	2003
	£	£
Amounts owed by group undertaking	359,768	359,768

9 Creditors

	2004	2003
	£	£
Amounts owed to group undertaking	356,867	-

10 Called up share capital

	2004	2003
	£	£
Authorised		
10,000 ordinary share of £1 each	10,000	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	200	200

11 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2004	18,218,418	359,768
Retained loss for the year	-	(356,867)
At 31 December 2004	18,218,418	2,901

12 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Profit for the year after tax	-	-
Dividends	(356,867)	-
Opening shareholders' funds	18,578,386	18,578,386
Closing shareholders' funds	18,221,519	18,578,386

13 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Gamma) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 3965469

TNS Overseas Holdings (Gamma) Limited

Report and accounts

For the year ended 31 December 2004

TNS Overseas Holdings (Gamma) Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the period ended 31 December 2004.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2003: £nil). The directors paid a dividend of £320,426 (2003: £nil). The retained loss of £320,426 (2003: £ nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr E F Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr P S K Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr E F Hoefling, Mr P S K Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
24 October 2005

Independent auditors' report to the members of TNS Overseas Holdings (Gamma) Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Overseas Holdings (Gamma) Limited (continued)

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

TNS Overseas Holdings (Gamma) Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	-
Profit on ordinary activities before taxation		-	-
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	-
Dividends on equity shares paid	6	(320,426)	-
Retained loss for the financial year		(320,426)	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained loss for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Gamma) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Investments	7	16,356,534	16,356,534
Current assets			
Debtors	8	320,426	320,426
Current liabilities			
Creditors	9	(320,426)	-
Net current assets		-	320,426
Net assets		16,356,534	16,676,960
Capital and reserves			
Called up share capital	10	100	100
Share premium	11	16,356,434	16,356,434
Profit and loss account	11	-	320,426
Equity shareholders' funds	12	16,356,534	16,676,960

The financial statements on pages 6 to 12 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

PSK Wright
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2004 and 31 December 2003 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2004	2003
	£	£
Income from shares in group undertaking	-	-

During the year the company waived its right to receive the 2004 interim dividend of £758,842 from its investment in Taylor Nelson Sofres International Limited.

5 Taxation

The current tax charge for the period is £nil (2003: £nil).

Current tax reconciliation

	2004	2003
	£	£
Profit on ordinary activities before tax	-	-
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003: 30%)	-	-
Effects of:		
Income not taxable to corporation tax	-	-
Current tax charge for the period	-	-

6 Dividends

	2004	2003
	£	£
Final dividend paid	320,426	-

7 Investments

	Interests in group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2004	16,356,534

Investments represent 1,400,413 (2003: 1,400,413) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2004 was 24,215,301 (2003: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2004	2003
	£	£
Amounts owed by group undertaking	320,426	320,426

9 Creditors

	2004	2003
	£	£
Amounts owed to group undertaking	320,426	-

10 Called up share capital

	2004	2003
	£	£
Authorised		
10,000 ordinary shares of £1 each	10,000	10,000
Allotted, called up and fully paid		
100 ordinary shares of £1 each	100	100

11 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2004	16,356,434	320,426
Retained loss for the year	-	(320,426)
At 31 December 2004	16,356,434	-

12 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Profit for the year after tax	-	-
Dividends	(320,426)	-
Opening shareholders' funds	16,676,960	16,676,960
Closing shareholders' funds	16,356,534	16,676,960

13 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 3986121

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

For the year ended 31 December 2004

TNS Overseas Holdings (Epsilon) Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the period ended 31 December 2004.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £1,424,643 (2003: £nil). The directors paid a dividend of £1,424,643 (2003: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr E F Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr E F Hoefling, Mr P S K Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

TNS Overseas Holdings (Epsilon) Limited

Directors' Report (continued)

For the year ended 31 December 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

I J Portal
Company Secretary
TNS House, Westgate, London W5 1UA
24 October 2005

TNS Overseas Holdings (Epsilon) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited

For the year ended 31 December 2004

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes on pages.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Epsilon) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited (continued)

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

TNS Overseas Holdings (Epsilon) Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	1,424,643	-
Profit on ordinary activities before taxation		1,424,643	-
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		1,424,643	-
Dividends on equity shares paid	6	(1,424,643)	-
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Epsilon) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Investments	7	72,858,663	72,858,663
Current assets			
Cash at bank and in hand		1	1
Debtors	8	1,424,643	-
Current liabilities			
Creditors	9	(1,424,643)	-
Net current assets		1	1
Net assets		72,858,664	72,858,664
Capital and reserves			
Called up share capital	10	201	201
Share premium	11	72,858,463	72,858,463
Profit and loss account	11	-	-
Equity shareholders' funds	12	72,858,664	72,858,664

The financial statements on pages 6 to 12 were approved by the board of directors on 24 October 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2004 and 31 December 2003 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2004	2003
	£	£
Income from shares in group undertakings	1,424,643	-

5 Taxation

The current tax charge for the period is £nil (2003: £nil).

Current tax reconciliation

	2004	2003
	£	£
Profit on ordinary activities before tax	1,424,643	-
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003: 30%)	427,393	-
Effects of:		
Income not taxable to corporation tax	(427,393)	-
Current tax charge for the period	-	-

6 Dividends

	2004	2003
	£	£
Final dividend paid	1,424,643	-

7 Investments

	Interests in subsidiary undertakings
	£
Cost and net book value	
At 1 January and 31 December 2004:	72,858,663

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership 2004 and 2003	Principal activity
TNS Overseas Holdings (Alpha) Limited	UK	100%	Holding company
TNS Overseas Holdings (Beta) Limited	UK	100%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2004	2003
	£	£
Amounts owed by group undertakings	1,424,643	-

9 Creditors

	2004	2003
	£	£
Amounts owed to group undertaking	1,424,643	-

10 Called up share capital

	2004	2003
	£	£
Authorised		
10,000 ordinary share of £1 each	10,000	10,000
Allotted, called up and fully paid		
201 ordinary shares of £1 each	201	201

11 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2004 and 31 December 2004	72,858,463	-

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2004

12 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Profit for the year	1,424,643	-
Dividends	(1,424,643)	-
Opening shareholders' funds	72,858,664	72,858,664
Closing shareholders' funds	72,858,664	72,858,664

13 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

tns™

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2005
WASH, D.C.
192

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

By hand

31 October 2005

Dear Sir/Madam

Company name	Registered no.
Opinion Research	835544
Taylor Nelson Sofres Services Limited	3848002
TNS Field Limited	2597974
Specialist People Resources Limited	3032722
TNS Sport Limited	2824645
Fieldcontrol Limited	944187
Scher International Limited	2587875

I enclose a copy annual report for the year ended 31 December 2004, in connection with the above-named company in loose-leaf format.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

COMPANIES HOUSE 31 OCT 2005

Opinion Research Limited

Report and accounts

for the year ended

31 December 2004

Reg No 835544

Opinion Research Limited

Directors' report

For the year ended 31 December 2004

The directors present this report together with the financial statements for the year ended 31 December 2004.

1 **Principal activities, business review and future developments**

The company was dormant throughout the year.

2 **Directors**

The directors of the company during the year are listed below:

D Parry (appointed 6th September 2004)
PSK Wright

3 **Directors' interests in shares of the company**

No directors held any interests in the shares of the company at any time during the year.

4 **Auditors**

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
......20/10/...... 2005

Opinion Research Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Current assets			
Debtors	3	2,300,622	2,394,507
		2,300,622	2,394,507
Creditors: amounts falling due within one year	4	(2,300,521)	(2,394,406)
Net current assets/(liabilities)		101	101
Net assets/(liabilities)		101	101
Capital and reserves			
Called up share capital	5	100	100
Profit and loss account		1	1
Equity shareholders' funds		101	101

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 to 4 were approved by the director on 31 October 2005 and were signed by:

PSK Wright

P S K Wright
Director

Opinion Research Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employee Information

The company had no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 Debtors

	2004	2003
	£000	£000
Amounts due from group undertakings	**2,301**	2,395
	2,301	2,395

4 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owed to parent company	**2,301**	1,130
Amounts owed to group undertakings	**-**	1,265
	2,301	2,395

5 Called up share capital

	2004	2003
	£	£
Authorised		
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100

6 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Opening equity shareholders' funds	-	-
Closing equity shareholders' funds	-	-

7 Related party transactions

Opinion Research Ltd is a wholly owned subsidiary of TNS plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Opinion Research Limited do not include disclosure of transactions with companies that are 90% owned within the group.

	2004	2003
	£	£
Intercompany balances at the year end were:		
Amounts due from Fieldcontrol	**72,000**	72,000
	72,000	72,000

Fieldcontrol was 70% owned within the group to 5 July 2004 on which date the minority interest was acquired.

The above transactions were undertaken at arms length on normal

8 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is TNS plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, TNS plc, Westgate, London W5 1UA.

Fieldcontrol Limited

Report and accounts

for the year ended

31 December 2004

Reg No 944187

Fieldcontrol Limited

Report and Accounts

For the year ended 31 December 2004

Fieldcontrol Limited

Directors' Report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company's principal activity is the provision of market information services.
On the 5 of July 2004, TNS UK Limited purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

The business and certain assets and liabilities were transferred to TNS UK Limited with effect from this date.

Results and dividends

The profit for the financial year after taxation is £25,000. (2003: £70,000) The directors do not recommend the payment of a dividend for the year (2003 - £nil).

Directors

The directors of the company during the year are listed below:

M H C Hopkins	(resigned 5 July 2004)
J Stone	
F C Sivers	(resigned 05 July 2004)
A B Cowling	(resigned 21 February 2005)
R Afghan	
S P Ducat	(resigned 21 February 2005)
R Wooldridge	(appointed 28 September 2005)

Directors' interests in shares of the company

At the year-end no directors held any interests in the shares of Fieldcontrol Limited.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors report of that company.

Directors' interests in shares of the company (continued)

The directors during the year held the following interests in Taylor Nelson Sofres plc:

	Number of shares			
	S Ducat	**M Hopkins**	**R Afghan**	**J Stone**
Ordinary shares				
At 1 January 2004	28,534	2,672	-	-
Acquired	2,500	-	-	96
Sold	(3,640)	-	-	-
At 5 July 2004	-	**2,672**	-	-
At 31 December 2004	**27,394**	-	-	**96**
Savings related share options				
At 1 January 2004	10,159	-	10,829	1,808
Exercised/lapsed	4,308	-	-	-
At 31 December 2004	**5,851**	-	**10,829**	**1,808**
Executive share option plan				
At 1 January 2004	70,000	-	-	-
Granted	20,000	-	-	-
Exercised	(50,000)	-	-	-
At 31 December 2004	**40,000**	-	-	-

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The auditors' responsibilities are stated in their report on page 5.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
31 October 2005

Fieldcontrol Limited

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2004

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London

31/10/05

Fieldcontrol Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover	2	571	1,548
Cost of sales		(349)	(940)
Gross profit		222	608
Administrative expenses		(293)	(547)
Operating (loss)/profit		(71)	61
Interest receivable and similar income		1	9
Profit on sale of business		95	-
Profit on ordinary activities before taxation	3	25	70
Taxation on profit on ordinary activities	6	-	-
Retained Profit for the year		25	70

The profit on ordinary activities before taxation derives entirely from continuing activities.

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

The notes on pages 9 to 16 form part of the financial statements.

Fieldcontrol Limited

Balance sheet

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Stocks and work-in-progress		**-**	5
Debtors	7	**1,059**	2,416
Cash at bank and in hand		**-**	53
		1,059	2,474
Creditors: amounts falling due within one year	8	**(1,059)**	(2,499)
Net current liabilities		**-**	(25)
Net liabilities		**-**	(25)
Capital and reserves			
Called up share capital	9	**100**	100
Profit and loss account	10	**(100)**	(125)
Equity shareholders' liabilities	10	**-**	(25)

The financial statements on pages 6 to 16 were approved by the board of directors on 3/10/05 and were signed on its behalf by:

R Wooldridge

Director

1 Principal accounting policies

A summary of the principal accounting policies which have been applied consistently in the preparation of these accounts is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on long term projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they became payable in accordance with the rules of the plan.

1 Principal accounting policies (continued)

Stock and work-in-progress

Stock and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

The profit on ordinary activities before taxation is stated after charging:

	2004	2003
	£000	£000
Operating leases – land and buildings	**8**	15
Profit on sale of business	**(95)**	-

The business was sold to TNS UK on 5 July 2004.

Auditors' remuneration in respect of the years ended 31 December 2004 and 2003 has been borne by the immediate parent undertaking, TNS UK Ltd and no recharge is made.

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2004	2003
	No.	No.
Marketing	9	9
Administration	3	3
	12	12

Employment costs comprised:	£000	£000
Wages and salaries	122	224
Social security costs	13	22
Other pension costs	10	18
	145	264

5 Directors' emoluments

	2004	2003
	£000	£000
Aggregate emoluments	18	31
Contribution to money purchase pension schemes	-	2
	18	33

2 directors accrue benefits under the money purchase pension scheme (2003: 2)

6 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing differences		
- current year	-	-
- prior year	-	-
Total deferred tax	-	-
Tax on profit ordinary activities	-	-
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	25	70
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	8	21
Effects of:		
Utilisation of tax losses	-	(21)
Profit on disposal of business	(29)	
Deferred tax on current period losses	21	
Current tax credit on profit on ordinary activities	-	-

Deferred tax asset of 21,000 has been fully provided for as it is uncertain that the company will be able to utilise the losses in the foreseeable future.

7 Debtors

	2004	2003
	£000	£000
Trade debtors	**-**	119
Amounts due from group undertakings	**1,058**	2,297
Other debtors	**1**	-
	1,059	2,416

The above amounts are interest free.

8 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Payments on account	**-**	41
Amounts owed to group undertakings	**1,059**	2,423
Other creditors	**-**	1
Other taxation and social security	**-**	11
Accruals and deferred income	**-**	23
	1,059	2,499

The above amounts are interest free and payable on demand.

9 Called up share capital

	2004	2003
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
100,000 ordinary shares of £1 each	**100**	100

10 Reconciliation of movements in shareholders' liabilities

	Share Capital	Profit & loss account	Total
	£000	£000	£000
At 1 January 2004	100	(125)	(25)
Retained Profit for the year	-	25	25
At 31 December 2004	**100**	**(100)**	**-**

11 Financial commitments

The company has annual commitments under non-cancellable operating leases all of which relate to land and buildings as follows:

	2004	2003
Operating leases which expire:	**£000**	£000
within two to five years	-	15
	-	15

The operating lease has been transferred to TNS UK.

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2004

12 Related party transactions

The company leases its premises from MHC Hopkins, who was a director of the company. During the period to 5 July 2004 rent of £7,500 (2003: £15,000) was paid under this lease agreement. In addition, there were fees for fieldwork services provided in the period to 5 July 2004 to the following companies:

	2004	2003
	£000	£000
TNS UK Ltd	**37**	338
Sofres SA	**147**	289

From 5 July 2004 Fieldcontrol Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption under paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investors of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd, which owns 100% of the company's share capital. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Scher International Limited

Report and accounts

for the year ended

31 December 2004

Reg No 2587875

Scher International Limited

Report and accounts

For the year ended 31 December 2004

Scher International Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company did not trade during the year.

Results and dividends

The profit for the year was £nil (2003: £1,905,000 profit). The directors do not recommend the payment of a dividend for the year (2003: £nil).

Directors

The directors of the company are listed below:

P S K Wright	(appointed 21 February 2005)
S P Ducat	(appointed 6 September 2004, resigned 21 February 2005)
E F Hoefling	(appointed 6 September 2004, resigned 2 July 2005)
A B Cowling	(resigned 6 September 2004)

Directors' interests in shares of the company

No directors held any interests in the shares of Scher International Ltd at any time during the year.

Directors' interests in shares of the company (continued)

Mr Ducat & Mr Hoefling's interests in the shares of Taylor Nelson Sofres plc are disclosed below:-

	Number of shares	
	S Ducat	E Hoefling
Ordinary shares		
Date of appointment	27,394	500
Acquired	-	-
Sold	-	-
At 31 December 2004	27,394	500
Savings related share options		
Date of appointment	5,851	10,829
Exercised/lapsed	-	-
At 31 December 2004	5,851	10,829
Executive share option plan		
Date of appointment	20,000	120,000
Granted	20,000	30,000
Exercised	-	-
At 31 December 2004	40,000	150,000

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The auditors' responsibilities are stated in their report on page 5.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

TJ Portal

Company Secretary
Westgate, London W5 1UA
31 October 2005

Scher International Limited

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Scher International Limited

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its results for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
...31 October........ 2005

Scher International Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Profit on sale of discontinued operations	2	-	1,902
Profit on ordinary activities before taxation	2	-	1,902
Taxation on profit on ordinary activities	5	-	3
Profit for the financial year		-	1,905
Retained loss at 1 January		-	(376)
Retained profit at 31 December	9	-	1,529

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

Scher International Limited

Balance sheet

As at 31 December 2004

	Note	2004 £000	2003 £000
Current assets			
Debtors	6	2,027	2,026
Cash at bank and in hand		37	24
		2,064	2,050
Creditors: amounts falling due within one year	7	14	-
Net current assets		2,050	2,050
Net assets		2,050	2,050
Capital and reserves			
Called up share capital	8	1	1
Share premium	9	520	520
Profit and loss account	9	1,529	1,529
Equity shareholders' funds	9	2,050	2,050

The financial statements on pages 7 to 13 were approved by the board of directors on ..31 October.......... 2005 and were signed on its behalf by:

PSK Wright

PSK Wright

Director

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards. A summary of the principal accounting policies which have been applied consistently is set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after (crediting):

	2004	2003
	£000	£000
Profit on disposal of business	-	(1,902)

Auditors' remuneration in respect of the years ended 31 December 2004 and 2003 has been borne by the fellow group undertaking, Taylor Nelson Sofres UK Ltd, and no recharge is made.

3 Directors' emoluments

No directors received any emoluments during the year (2003: £nil).

4 Employee information

The company had no employees (2003: nil) except for its directors who received no remuneration for their services during the year (2003: £nil).

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2004

5 Taxation on profit/(loss) on ordinary activities

	2004	2003
	£000	£000
Analysis of credit in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	-	(7)
Total current tax	-	(7)
Deferred tax		
Origination and reversal of timing difference		
- Current year	-	4
- Prior Year	-	-
Total deferred tax	-	4
Tax on profit/(loss) on ordinary activities	-	(3)
Factors affecting tax credit for the year:		
Profit/(loss) on ordinary activities before taxation	-	1,902
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	-	571
Effects of:		
Profit on disposal of business	-	(571)
Utilisation of tax losses	-	-
Excess of capital allowances over depreciation	-	-
Adjustments to tax charge in respect of prior years	-	(7)
Current tax credit	-	(7)

5 Taxation on profit/(loss) on ordinary activities (continued)

There is no unprovided deferred tax in the company (2003: £nil).

6 Debtors

	2004	2003
	£000	£000
Amounts owed by fellow group undertakings	2,027	2,026

The above amounts are interest free.

7 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owed to fellow Group Undertakings	14	-

The above amounts are interest free and are repayable on demand.

8 Called up share capital

	2004	2003
Authorised	£	£
100,000 ordinary shares of 1p each	1,000	1,000
Allotted, called up and fully paid		
50,000 ordinary shares of 1p each	500	500

9 Reconciliation of movements in shareholders' funds

	Share capital £000	Share premium £000	Profit and loss account £000	Total £000
Balance at 1 January & 31 December 2004	1	520	1,529	2,050

10 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.

Specialist People Resources Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3032722

Specialist People Resources Limited

Report and accounts

For the year ended 31 December 2004

Specialist People Resources Limited

Directors' report

For the year ended 31 December 2004

The director presents his report together with the financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company's principal activity consists of the supply of temporary staff to service businesses. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The profit for the financial year after taxation is £850,000 (2003: £617,000 profit). The director has recommended payment of a final dividend of £2,000,000 for the year ended 31 December 2004 (2003: nil).

Directors

The directors of the company are listed below:

P S K Wright	(appointed 21 February 2005)
S P Ducat	(appointed 6 September 2004, resigned 21 February 2005)
A B Cowling	(resigned 6 September 2004)

Directors' interests in shares

No directors held any interests in the shares of Specialist People Resources Ltd at any time during the year.

Mr Ducat's interest in shares of Taylor Nelson Sofres plc is disclosed below:-

		Number of Shares		
S P Ducat	Date of appointment	Granted	Sold/ Exercised	31 Dec 2004
Ordinary shares	27,394	-	-	27,394
Savings related share options	5,851	-	-	5,851
Executive share option plan	20,000	20,000	-	40,000

Specialist People Resources Limited

Directors' report

For the year ended 31 December 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
31 October 2005

Specialist People Resources Limited

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Specialist People Resources Limited

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 October 2005

Specialist People Resources Limited

Profit and loss account

For the year ended 31 December 2004

	Note	2004	2003
		£000	£000
Turnover	2	9,144	7,700
Cost of sales		(8,294)	(7,083)
Gross Profit		850	617
Profit on ordinary activities before taxation	3	850	617
Taxation on profit on ordinary activities	5	-	-
Profit for the financial year		850	617
Dividends payable	6	(2,000)	-
Retained (loss)/profit for the financial year	10	(1,150)	617

The profit on ordinary activities before taxation derives entirely from continuing activities.

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

Specialist People Resources Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	7	2,178	1,328
Creditors: amounts falling due within one year	8	(2,000)	-
Net assets		178	1,328
Capital and reserves			
Called up share capital	9	-	-
Profit and loss account	10	178	1,328
Equity shareholders' funds	10	178	1,328

The financial statements on pages 6 to 11 were approved by the director on 31st October 2005 and were signed by:

PSK Wright

P S K Wright
Director

Specialist People Resources Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards. A summary of the principal accounting policies which have been applied consistently is set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax. All the turnover earned was within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the years ended 31 December 2004 and 31 December 2003 have been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd, and no recharge is made.

4 Director's remuneration

The company has no employees (2003: nil) except for its director's who received no remuneration for his services during the year (2003: £ nil).

5 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	-	-
Tax on profit on ordinary activities	-	-
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	850	617
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	255	185
Effects of:		
Utilisation of group relief	(255)	(185)
Adjustments in respect of prior years	-	-
Tax credit on profit on ordinary activities	-	-

5 Taxation on profit on ordinary activities (continued)

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2004. Such losses are surrendered to Specialist People Resources at nil cost, from other companies within the Group.

There is no un-provided deferred tax in the company (2003: £nil).

6 Dividends

The director proposes the payment of a dividend for the year of £2,000,000 (2003: £nil).

7 Debtors

	2004	2003
	£000	£000
Amounts owed by parent undertaking	2,178	1,328
	2,178	1,328

The above amounts are interest free.

8 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Dividends Payable	2,000	-
	2,000	-

9 Called up share capital

	2004	2003
Authorised	£	£
100 ordinary shares of £1 each	100	100
Allotted, called up and fully paid		
2 ordinary shares of £1 each	2	2

10 Reconciliation of movements in shareholders' funds

	Share Capital	Profit and loss	Total
	£000	£000	£000
Balance at 1 January 2004	-	1,328	1,328
Retained loss for the year	-	(1,150)	(1,150)
Balance as 31 December 2004	-	178	178

11 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Report and accounts

for the year ended

31 December 2004

Reg No 2597974

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Report and accounts

For the year ended 31 December 2004

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Directors' report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, market research fieldwork. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The profit for the financial year before taxation is £1,087,000 (2003: £871,000 profit). The directors have recommended payment of a final dividend for the year ended 31 December 2004 of £2,600,000 (2003: £nil).

Directors

The directors of the company are listed below:

S M Factor	(appointed 21 February 2005)
S P Ducat	(appointed 6 September 2004, resigned 21 February 2005)
P S K Wright	(appointed 6 September 2004)
A B Cowling	(resigned 6 September 2004)

Directors' interests in shares of the company

No directors held any interests in the shares of TNS Field Ltd at any time during the year.

Directors' interests in shares of the company (continued)

During the year Mr Ducat and Mr Wright held the following interests in Taylor Nelson Sofres Plc:

	Number of Shares	
	S Ducat	P Wright
Ordinary shares		
At 6 September 2004	27,394	-
Acquired	-	43
Sold	-	
At 31 December 2004	27,394	43
Savings related share options		
At 6 September 2004	5,851	4,868
Exercised/lapsed		-
At 31 December 2004	5,851	4,868
Executive share option plan		
At 6 September 2004	20,000	100,600
Granted	20,000	40,000
Exercised	-	-
At 31 December 2004	40,000	140,600

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The auditors' responsibilities are stated in their report on page 5.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Directors' report

For the year ended 31 December 2004

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
31 October 2005

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Independent auditors' report to the members of TNS Field Limited

For the year ended 31 December 2004

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of director's responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Independent auditors' report to the members of TNS Field Limited

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 October 2005

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover	2	15,040	8,370
Cost of sales		(13,953)	(7,499)
Profit on ordinary activities before tax	3	1,087	871
Taxation on profit on ordinary activities	5	-	-
Profit for the financial year		1,087	871
Dividends payable	6	(2,600)	-
Retained (loss)/profit for the financial year	10	(1,513)	871

The profit on ordinary activities before taxation derives entirely from continuing activities.

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	7	2,842	1,755
Creditors: amounts falling due within one year	8	(2,653)	(53)
Net assets		189	1,702
Capital and reserves			
Called up share capital	9	2	2
Profit and loss account		187	1,700
Equity shareholders' funds	10	189	1,702

The financial statements on pages 7 to 13 were approved by the director on 31st October 2005 and were signed by:

P S K Wright

Director

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis, under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards. A summary of the principal accounting policies which have been applied consistently is set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the year ended 31 December 2004 has been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd (2003: £nil), and no recharge is made.

4 Directors' emoluments

The company has no employees (2003: nil) except for its directors, who received no remuneration for their services in the year (2003: £nil).

5 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of charge/(credit) in the year		
Current tax		
Adjustments in respect of prior years	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing differences		
- current year	-	-
- prior year	-	-
Total deferred tax	-	-
Tax on profit on ordinary activities	-	-
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	1,087	871
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	326	261
Effects of:		
Utilisation of group relief	(326)	(261)
Capital allowances in excess of depreciation	-	-
Tax on profit on ordinary activities	-	-

5 Taxation on profit on ordinary activities (continued)

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2004. Such losses are surrendered to TNS Field Limited at nil cost, from other companies within the Group.

There is no un-provided deferred tax in the company (2003: £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	Total
	£000	£000
At 1 January 2004	(1)	(1)
Charged to the profit and loss account	-	-
As at 31 December 2004	(1)	(1)

6 Dividends

The directors propose the payment of a dividend for the year of £2,600,000 (2003: £nil).

7 Debtors

	2004	2003
	£000	£000
Amounts owed by parent undertaking	**2,841**	1,754
Deferred tax	**1**	1
	2,842	1,755

The above amounts are interest free.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Notes to the financial statements

For the year ended 31 December 2004

8 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Dividends Payable	2,600	-
Amounts owed to group undertaking	53	53
	2,653	53

The above amounts are interest free and repayable on demand.

9 Called up share capital

	2004	2003
Authorised, allotted, called up and fully paid	£000	£000
2,000 ordinary shares of £1 each	2	2

10 Reconciliation of movements in shareholders' funds

	Share Capital	Profit and loss	Total
	£000	£000	£000
Balance at 1 January 2004	2	1,700	1,702
Retained loss for the year	-	(1,513)	(1,513)
Closing shareholders' funds	2	187	189

11 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.

The Customer Equity Company Limited

Report and accounts

for the year ending

31 December 2004

Reg No 4049251

The Customer Equity Company Limited

Report and accounts

For the year ending 31 December 2004

The Customer Equity Company Limited

Directors' report

For the year ending 31 December 2004

The directors present their report together with the audited financial statements for the year ended 31 December 2004.

Principal activities, business review and future developments

The company's principal activity is market research activities. Both the level of business and the period end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The result for the year is set out in the profit and loss account on page 6. The directors paid a dividend for the year of £nil (2003: £500,000).

Directors

The directors of the company during the period to 31 December were as follows:

HW Barenblatt	(South Africa)	
AR Lancefield	(South Africa)	
JH Hofmeyr	(South Africa)	
AJYM de Conde	(France)	
D Hanny	(United Kingdom)	
EF Hoefling	(United Kingdom)	Resigned 2 July 2005
PSK Wright	(United Kingdom)	

Directors' interests

No directors had any interests in shares of the company at any time during the year.

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in the ultimate parent undertaking Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in the ultimate parent undertaking Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr AJYM de Conde, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for shares and shares in Taylor Nelson Sofres plc as set out below.

The Customer Equity Company Limited

Directors' report

For the year ending 31 December 2004

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
AJYM de Conde	100,000	40,000	-	140,000
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468

The other directors had no interests in shares or share options of the company or any other company within the Taylor Nelson Sofres plc group.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP will be proposed at the annual general meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that year. The directors are required to prepare financial statements on a going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Ian Portal

Company Secretary
TNS House
Westgate, London W5 1UA
October 2005

The Customer Equity Company Limited

Independent auditors' report to the members of The Customer Equity Company Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out on pages 8 to 9.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In

forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 October 2005

The Customer Equity Company Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£	£
Turnover	2	**1,247,429**	1,050,312
Cost of sales		**-**	-
Gross profit		**1,247,429**	1,050,312
Administrative expenses		**(622,440)**	(490,389)
Operating profit		**624,989**	559,923
Interest receivable	5	**90,166**	43,358
Interest payable		**(5)**	(32)
Profit on ordinary activities before taxation	3	**715,150**	603,249
Taxation on profit on ordinary activities	6	**(214,545)**	(180,761)
Profit on ordinary activities after taxation		**500,605**	422,488
Dividends	7	**-**	(500,000)
Retained profit / (loss) for the year	13	**500,605**	(77,512)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit / (loss) for the period stated above and their historical cost equivalents.

There were no discontinued activities during the period.

The Customer Equity Company Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Intangible fixed assets	8	**1,733,756**	2,035,271
		1,733,756	2,035,271
Current assets			
Debtors: Amounts falling due within one year	9	**2,865,897**	2,702,024
Cash at bank and in hand		**70,004**	79,250
		2,935,901	2,781,274
Creditors: Amounts falling due within one year	10	**(712,044)**	(1,269,080)
Net current assets		**2,223,857**	1,512,194
Total assets less current liabilities		**3,957,613**	3,547,465
Provisions for liabilities and charges	11	**(176,674)**	(267,131)
Net assets		**3,780,939**	3,280,334
Capital and reserves			
Called up share capital	12	**8**	8
Share premium	13	**3,253,970**	3,253,970
Profit and loss account	13	**526,961**	26,356
Equity shareholders' funds	14	**3,780,939**	3,280,334

The financial statements on pages 6 to 16 were approved by the board of directors on 24th October 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

The Customer Equity Company Limited

Notes to the financial statements

For the year ending 31 December 2004

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company falls within the small company criteria as defined by the accounting standards. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 from publishing a cash flow statement.

Revenue recognition

Revenue arising from services and royalties is recognised on an accruals basis in on the completion of a project once the product has been delivered to the customer and in accordance with the substance of the relevant agreements.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are charged or credited to the profit and loss account.

Intangible fixed assets

Expenditure on acquired patents, trademarks and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 20 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment, where the carrying value exceeds the net realisable value of the asset.

Principal accounting policies (continued)

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Debtors

Debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the period-end. Bad debts are written off during the period in which they are identified.

Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economics benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2 Segmental Analysis

The geographical analysis of turnover and the split between sales to other TNS Group companies and external sales are as follows:

	2004	2003
	£	£
Americas	**8,817**	-
Asia Pacific	**1,267**	7,213
Australia	**72,091**	61,072
Europe	**1,165,254**	982,027
	1,247,429	1,050,312
External Sales	**114,767**	89,995
Internal Sales	**1,132,662**	960,317
	1,247,429	1,050,312

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	2004	2003
	£	£
Amortisation of intangible assets	**301,515**	301,516
Foreign exchange gain	**(41,332)**	(49,543)
Auditors' remuneration for audit services	**2,216**	658
Management fees (note 15)	**358,891**	236,411

The Customer Equity Company Limited

Notes to the financial statements (continued)

For the year ending 31 December 2004

4 Directors' emoluments

The company has no employees except for its directors, who receive no remuneration for their services.

5 Interest receivable

	2004	2003
	£	£
Interest received on inter-company loan	**89,874**	42,575
Bank deposit interest	**292**	783
	90,166	43,358

6 Taxation on profit on ordinary activities

	2004	2003
	£	£
Current tax		
UK corporation tax on profits of the period	**190,518**	156,946
Adjustment in respect of previous periods	**114,484**	(214)
Total current tax	**305,002**	156,732
Deferred tax		
Origination and reversal of timing differences (ACA and other)	**24,027**	24,029
Adjustment in respect of previous periods	**(114,484)**	-
Total deferred tax	**(90,457)**	24,029
Tax on profit on ordinary activities	**214,545**	180,761

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004	2003
	£	£
Profit on ordinary activites before tax	**715,150**	603,249
Profit on ordinary activities multiplied by standard rate tax in the UK 30% (2003:30%)	**214,545**	180,975
Effects of:		
Withholding tax	**-**	-
Accelerated capital allowances and other timing differences	**(24,027)**	(24,029)
Adjustments to tax charge in respect of prior periods	**114,484**	(214)
Current tax charge for the period	**305,002**	156,732

7 Dividends

	2004	2003
	£	£
Final proposed dividend	**-**	500,000

8 Intangible fixed assets

	Intellectual property rights
	£
Cost	
At 1 January 2004	3,015,203
Additions	-
At 31 December 2004	**3,015,203**
Amortisation	
At 1 January 2004	979,932
Charge for the period	301,515
At 31 December 2004	**1,281,447**
Net Book Value	
At 31 December 2004	**1,733,756**
At 31 December 2003	2,035,271

9 Debtors: Amounts falling due within one year

	2004	2003
	£	£
Amounts due from shareholders	**2,615,031**	**1,757,622**
Amounts due from fellow group undertakings	**89,223**	**527,984**
Trade debtors	**161,643**	**372,418**
Other Debtors	**-**	**44,000**
	2,865,897	**2,702,024**

10 Creditors: Amounts falling due within one year

	2004	2003
	£	£
Amounts owed to shareholders	**348,355**	704,296
Corporation tax	**360,515**	62,830
Other creditors	**-**	500,000
Accruals	**3,174**	1,954
	712,044	1,269,080

11 Provisions for liabilities and charges

	Deferred tax	Total
	£	£
At 1 January 2004	267,131	267,131
Released	(114,484)	**(114,484)**
Created in year - current	24,027	**24,027**
At 31 December 2004	**176,674**	**176,674**

12 Called up share capital

	2004	2003
Authorised		
1000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
8 ordinary shares of £1 each	**8**	8

13 Reserves

	Share capital	Share premium	Profit and loss account
	£	£	£
At 1 January 2004	8	3,253,970	26,356
Retained profit for the year	-	-	500,605
At 31 December 2004	**8**	**3,253,970**	**526,961**

14 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Profit for the year	**500,605**	422,488
Dividends	**-**	(500,000)
	500,605	(77,512)
Opening shareholders' funds	**3,280,334**	3,357,846
Closing shareholders' funds	**3,780,939**	3,280,334

15 Related Party Transactions

The Customer Equity Company Limited has related party transactions, as defined by Financial Reporting Standard 8, with a number of other companies, the details are as follows:

Shareholders

The company paid management fees for the year of £2,701 (2003: £2,700) to TNS Services Limited, a fellow group undertaking. At 31 December 2004, the company owed TNS Services Limited £nil (2003: £7,586) and Research Surveys (Pty) Ltd, the owner of 25% of the company equity, £348,355 (2003: £696,710).

At 31 December 2004, Taylor Nelson Sofres Plc owed the company £2,615,031 (2003: £1,757,622).

Fellow subsidiaries

The company paid management fees of £356,190 (2003: £233,711) to The Customer Equity Company SA (Pty) Ltd for the period. At 31 December 2004, the company was owed £248,926 (2003: £527,984).

At 31 December 2004, the company owed The Customer Equity Company SA (Pty) Ltd £159,703 (2003: £nil).

The company also had general trading with fellow subsidiaries as follows:

	Total sales for period	Balance Outstanding at 31 December 2004
TNS UK Ltd	1,132,662	140,000
	1,132,662	**140,000**

The above transactions were undertaken at arm's length on normal commercial terms.

16 Ultimate parent undertaking

The company is a 75% owned subsidiary of Taylor Nelson Sofres BV, a wholly owned subsidiary of Taylor Nelson Sofres Plc. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres Plc registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

Taylor Nelson Sofres Services Limited

Report and accounts

For the year ended 31 December 2004

Reg No 3848002

Taylor Nelson Sofres Services Limited

Report and accounts

For the year ended 31st December 2004

Taylor Nelson Sofres Services Limited

Directors' report

For the year ended 31st December 2004

The directors present their report together with the audited financial statements of the company for the period ended 31 December 2004.

Principal activities, business review and future developments

The company's principal activity is to ring fence central corporate costs and charges. The company provides agency services to the group for intercompany trading. Both the level of business and the Year End financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The Company's profit after tax for the financial year is £1,601,229 (2003: Profit of £979,000). A final dividend of £2,600,000 is being declared for year ending 31st December 2004. (2003: £Nil).

Directors

The directors of the company at 31 December 2004, both of whom have been directors for the year ended on that date, are listed below:

A B Cowling – resigned on the 6th September 2004
DS Lowden
D Delmas – Appointed on 16th July 2004
S Factor – Appointed on 21st February 2005
S Ducat – Resigned on 21st February 2005
P Wright – Appointed on 6th September 2004

Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Both the directors A B Cowling and DS Lowden are also the directors of the parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

Ian Portal
Company Secretary
Westgate, London W5 1UA
October 2005

Taylor Nelson Sofres Services Limited

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2004

We have audited the financial statements that comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Taylor Nelson Sofres Services Limited

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 October 2005

Taylor Nelson Sofres Services Limited

Profit and Loss account

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover - continuing operations	2	18,418	15,662
Cost of sales		-	-
Gross profit		18,418	15,662
Administrative expenses		(16,805)	(14,685)
Operating profit - continuing operations	3	1,613	977
Interest receivable and similar income		-	2
Profit on ordinary activities before taxation	3	1,613	979
Taxation on profit on ordinary activities	5	(12)	-
Profit for the period		1,601	979
Dividends	6	(2,600)	-
Retained (loss)/profit for the period	11	(999)	979

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

Taylor Nelson Sofres Services Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Fixed assets			
Investments		26	26
Current assets			
Cash		20	123
Debtors	8	73,965	37,557
Creditors: amounts falling due within one year	9	(73,655)	(36,351)
Net current assets		330	1,329
Net assets		356	1,355
Capital and reserves			
Called up share capital	10	-	-
Profit and loss account	11	356	1,355
Equity shareholders' funds	11	356	1,355

The financial statements on pages 6 to 11 were approved by the board of directors on and were signed on its behalf by:

PSK Wright

PSK Wright

Director

31 October 2005

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Fixed asset investments
Fixed asset investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

2 Turnover

Turnover represents the total amount receivable by the company in respect of recharges to all group companies relating to the services provided by Taylor Nelson Sofres Services Limited.

Taylor Nelson Sofres Services Limited

Notes to the financial statements - continued

As at 31 December 2004

3 **Profit on ordinary activities before taxation**

Auditors' remuneration in respect of the year ended 31 December 2004 and 2003 has been borne by fellow group undertaking, TNS UK Ltd.

4 **Directors' emoluments**

The company has no employees except for its directors, who received no remuneration for their services in the period. Mr Denis Delmas is entitled to remuneration, which will be paid in 2005 together with his remuneration for that year.

5 **Taxation**

The current tax charge for the period is £nil (2003: £nil).

The tax for the period varies from then the standard rate of corporation tax in the UK (30%), (2003:30%). The differences are explained below:

	2004	2003
	£000	£000
Profit on ordinary activities before tax	1,601	979
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	480	294
Effects of:		
Group relief	(255)	(182)
Withholding tax suffered	(255)	(112)
Prior year adjustment	12	-
Current tax charge	12	-

6 **Dividends**

	2004	2003
	£000	£000
Final dividend – proposed	2,600	-
	2,600	-

7 **Fixed asset investments**

TNS Direct is a 100% subsidiary of TNS Services Ltd. TNS Direct was created in France to support Quick project with a start up capital of Euro 37,000 in December 2003.

8 Debtors

	2004	2003
	£000	£000
Loans to fellow group undertakings	64,439	33,274
Prepayment	39	-
Amounts owed by fellow group undertakings	8,866	3,905
Social security and other taxes	621	378
	73,965	37,557

The amounts above are interest free and receivable on demand.

9 Creditors: amounts falling due within one year

	2004	2003
	£000	£000
Accruals	389	184
Amounts owed to fellow group undertakings	49,339	31,934
Amounts owed to parent undertakings	21,327	4,233
Proposed dividends	2,600	-
	73,655	36,351

The amounts above are interest free and repayable on demand.

10 Share capital

	2004 No. of shares	2003 No. of shares	2004 £000	2003 £000
Authorised				
Ordinary shares of £1 each	**1,000**	1,000	**1**	1
Allotted, called up and fully paid				
At 1 January and 31 December	**2**	2	-	-

11 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and Loss account £000	**Total £000**
At 1st January 2004	-	1,355	**1,355**
Retained profit for the year	-	(999)	**(999)**
At 31 December 2004	-	**356**	**356**

12 Related party transactions

Taylor Nelson Sofres Services Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Taylor Nelson Sofres Services Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Sport Limited

Report and accounts

for the year ended

31 December 2004

Reg No 2824645

TNS Sport Limited

Report and Accounts

For the year ended 31 December 2004

TNS Sport Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, that of sports and sponsorship research. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The company's profit after taxation for the financial year is £168,000 (2003: £346,000). The directors recommend the payment of a final dividend for the year of £1,200,000 (2003: £nil).

Directors

The directors of the company who held office during the year are listed below:

M Cornish (resigned 27 July 2005)
A B Cowling
J M Portail
R Ames (appointed 16 May 2005)
P S K Wright (appointed 16 June 2005)

Directors' interests in shares of the company

No directors had any interests in shares of TNS Sport at any time during the year.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company

Mr Portail and Mr Cornish hold the following interests in Taylor Nelson Sofres Plc:

	Number of shares	
	JM Portail	M Cornish
Executive share option plan		
At 1 January 2004	280,000	-
Granted	40,000	40,000
Exercised	(120,000)	-
At 31 December 2004/27 July 2004	**200,000**	**40,000**

TNS Sport Limited

Directors' report

For the year ended 31 December 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that year. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London, W5 1UA
31 October 2005

TNS Sport Limited

Independent auditors' report to the members of TNS Sport Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors` responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Sport Limited

Independent auditors' report to the members of TNS Sport Limited

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
......31 October... 2005

TNS Sport Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover	2	2,283	2,458
Cost of sales		(577)	(605)
Gross profit		1,706	1,853
Administrative expenses		(1,536)	(1,506)
Profit on ordinary activities before taxation	3	170	347
Taxation on profit on ordinary activities	6	(2)	(1)
Profit for the year after taxation		168	346
Dividends	7	(1,200)	-
Retained (loss)/ profit for the year	12	(1,032)	346

All the above transactions arise from continuing activities, and there were no discontinued activities during the year (2003: £nil).

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

TNS Sport Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Fixed assets			
Tangible fixed assets	8	19	29
Current assets			
Debtors	9	1,531	1,597
Cash at bank and in hand		228	55
		1,759	1,652
Creditors: amounts falling due within one year	10	(1,521)	(392)
Net current assets		238	1,260
Net assets		257	1,289
Capital and reserves			
Called up share capital	11	4	4
Share premium	12	75	75
Profit and loss account	12	178	1,210
Equity shareholders' funds	12	257	1,289

The financial statements on pages 6 to 17 were approved by the board of directors on 31 October 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards. A summary of the principal accounting policies which have been applied consistently is set out below:

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

TNS Sport Limited

Notes to the financial statements

For the year ended 31 December 2004

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of sports and sponsorship research services to customers, excluding Value Added Tax. The geographical analysis by destination is as follows:

	2004	2003
	£000	£000
UK	1,707	1,434
Europe	487	889
Americas	44	79
Asia	45	28
Other	-	28
	2,283	2,458

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2004	2003
	£000	£000
Depreciation of owned fixed assets	10	12
Foreign exchange loss/(gain)	2	(4)
Auditors' remuneration for audit services	4	4
Operating leases - land and buildings	45	38

4 Directors' emoluments

The emoluments of the directors of the company were:

	2004	2003
	£000	£000
Aggregate emoluments	117	113

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2004	2003
	No.	No.
Monitoring and production	22	25
Sales and marketing	3	3
Finance and administration	3	3
	28	31

Employment costs comprised:	£000	£000
Wages and salaries	849	826
Social security costs	95	99
Other pension costs	25	24
	969	949

6 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of charge in the period:		
Current tax		
UK corporation tax on profit for the year	-	-
UK corporation tax prior years' adjustment	**2**	-
Total current tax	**2**	-
Deferred tax		
Origination and reversal of timing difference		
- Current period	-	1
- Prior period	-	-
Total deferred tax	-	1
Tax on profit on ordinary activities	**2**	1
Factors affecting tax charge for the year:		
Profit on ordinary activities before taxation	**170**	347
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax 30%	**51**	104
Effects of:		
Expenses not deductible for tax purposes	-	2
Group relief	**(51)**	(107)
Depreciation for period in excess of capital allowances	-	1
Adjustment to tax charge in respect of previous periods	**2**	-
Current tax charge	**2**	-

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2004. Such losses are surrendered to TNS Sport Limited at nil cost from other companies within the Group.

6 Taxation on profit on ordinary activities (continued)

There is no un-provided deferred tax in the company (2003: nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	Total
	£000	£000
At 1 January 2004	(9)	(9)
Charged to the profit and loss account	-	-
As at 31 December 2004	(9)	(9)

7 Dividends

The directors propose the payment of a dividend for the year of £1,200,000 (2003: £nil).

8 Tangible fixed assets

	Fixtures, Fittings and Equipment	Total
	£000	£000
Cost		
At 1 January and 31 December 2004	150	150
Depreciation		
At 1 January 2004	121	121
Charge for the year	10	10
At 31 December 2004	131	131
Net book value		
At 31 December 2004	19	19
At 31 December 2003	29	29

9 Debtors

	2004	2003
	£000	£000
Trade debtors	424	438
Amounts due from group undertakings	837	1,028
Prepayments and accrued income	230	94
Other debtors	9	28
Amounts owed by companies in which the group has a participating interest	22	-
Deferred tax	9	9
	1,531	1,597

10 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Fees in advance	65	151
Other tax and social security	72	65
Accruals and deferred income	183	165
Other creditors	1	11
Dividends payable	1,200	-
	1,521	392

11 Called up share capital

	2004	2003
	£	£
Authorised		
99,000 ordinary shares of £1 each	99,000	99,000
200 ordinary A shares of £1 each	200	200
200 ordinary B shares of £1 each	200	200
200 ordinary C shares of £1 each	200	200
200 ordinary D shares of £1 each	200	200
200 ordinary E shares of £1 each	200	200
	100,000	100,000

	2004	2003
	£	£
Allotted, called up and fully paid		
3,000 ordinary shares of £1 each	3,000	3,000
200 ordinary A shares of £1 each	200	200
200 ordinary B shares of £1 each	200	200
200 ordinary C shares of £1 each	200	200
200 ordinary D shares of £1 each	200	200
	3,800	3,800

12 Reconciliation of movements in shareholders' funds

	Share Capital £000	Share Premium £000	Profit and loss account £000	Total £000
Balance at 1 January 2004	4	75	1,210	1,289
Retained loss for the year	-	-	(1,032)	(1,032)
Balance at 31 December 2004	4	75	178	257

13 Other financial commitments

The company has annual commitments under non-cancellable operating leases all of which relate to land and buildings as follows:

	2004	2003
Operating leases which expire:	£000	£000
within two to five years:	45	45
	45	45

TNS Sport Limited

Notes to the financial statements

For the year ended 31 December 2004

14 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.